    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2000



                                                      REGISTRATION NO. 333-93631

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)

                          DELAWARE                                                     52-2099559
                (State or other Jurisdiction                                        (I.R.S. Employer
             of Incorporation or Organization)                                    Identification No.)

                            ------------------------

                             10411 MOTOR CITY DRIVE
                               BETHESDA, MD 20817
                                 (301) 365-8959
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                       ----------------------------------

                                  RAM MUKUNDA
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   STARTEC GLOBAL COMMUNICATIONS CORPORATION
                             10411 MOTOR CITY DRIVE
                               BETHESDA, MD 20817
                                 (301) 365-8959
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                       ----------------------------------

                                   COPIES TO:
                             ROBERT B. MURPHY, ESQ.
                             THOMAS L. HANLEY, ESQ.
                       PIPER MARBURY RUDNICK & WOLFE LLP
                             1200 19TH STREET, N.W.
                          WASHINGTON, D.C. 20036-2412
                                  202-861-3900
                       ----------------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                          PROPOSED MAXIMUM
                  TITLE OF                          AMOUNT TO        PROPOSED MAXIMUM         AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED*             BE REGISTERED**     PRICE PER SHARE**    OFFERING PRICE**    REGISTRATION FEE**
Common Stock, $.01 par value.................       2,065,723             $19.13             $39,517,280          $10,432.56

*   Includes associated Preferred Share Purchase Rights.
** Estimated under Rule 457(c) solely for the purpose of calculating the registration fee, based upon the closing price as reported on the Nasdaq National Market on December 23, 1999 of $19.13.


    Pursuant to Rule 429 under the Securities Act, the prospectus contained in this Registration Statement is a combined prospectus and also relates to (i) up to 160,000 warrants to purchase common stock and up to 200,226 shares of common stock underlying such warrants registered under Registration No. 333-64465 previously filed with the Commission on Form S-1 and declared effective and
(ii) up to 807,042 unsold shares of common stock registered under Registration No. 333-78171 previously filed with the Commission on Form S-3 and declared effective. This Registration Statement constitutes post-effective Amendment
No. 1 to Registration Statements No. 333-64465 and No. 333-78171 and such post-effective amendments shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with
Section 8(c) of the Securities Act. Upon the effectiveness of such post-effective amendments, this Registration Statement will relate to an aggregate of 160,000 Warrants to acquire shares of common stock and 3,072,991 shares of common stock. The filing fee associated with the 160,000 unsold warrants and the 200,000 shares of common stock underlying such warrants under Registration No. 333-64465 was $3,872.00, and was paid at the time of filing of that Registration Statement. The filing fee associated with the 807,042 unsold shares of common stock under Registration Statement No. 333-78171 was $1,784.57, and was paid at the time of filing of that Registration Statement.

                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                   STARTEC GLOBAL COMMUNICATIONS CORPORATION


                                2,872,765 SHARES
                                  COMMON STOCK
                                      AND
              160,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                                      AND
            200,226 SHARES OF COMMON STOCK UNDERLYING THOSE WARRANTS



    The selling shareholders listed on page 15 may offer from time to time up to an aggregate of 2,872,765 shares of our common stock, 160,000 warrants to purchase shares of our common stock and 200,226 shares of our common stock underlying those warrants under this prospectus. No underwriter is being used in connection with this offering of common stock. The selling shareholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares.


    Our common stock is traded on the Nasdaq National Market under the symbol "STGC." On December 23, 1999, the closing price of one share of our common stock was $19.13 .

                            ------------------------


    INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 5.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is January 14, 2000

    We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of our common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

    You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or the "company" in this prospectus means Startec Global Communications Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Startec.....................................................      3
Risk Factors................................................      5
Selling Shareholders........................................     15
Plan of Distribution........................................     18
Legal Matters...............................................     19
Experts.....................................................     19
Where You Can Find More Information.........................     19
Forward-Looking Statements..................................     20

                                    STARTEC

    We are a rapidly growing, facilities-based provider of communications services targeting ethnic communities. We market our international and domestic long-distance and Internet services to select ethnic residential communities located in major metropolitan areas in North America, Europe and Asia. We also target leading international long distance and data carriers for wholesale services.

BACKGROUND

    We were founded in 1989 to provide international long distance services to select ethnic communities located in major U.S. metropolitan markets. Until 1995, we concentrated our marketing efforts on the New York-Washington, D.C. corridor, and focused on the delivery of international calling services to India. By the end of 1998, our marketing efforts extended into over 30 communities including the Middle Eastern, Asian and Russian communities. We have further diversified our customer base by offering services to a broader spectrum of ethnic groups, including the Caribbean, Latin American, Southeast Asian and African communities. We have also expanded our marketing efforts to the United Kingdom, France and Germany, while continuing to target ethnic communities.

    Residential customers access our network by either selecting us as their primary long-distance carrier ("Dial-1" services), by dialing a carrier identification code prior to dialing the number they are calling ("dial-around"), or by using a "toll free" or "800" access number. We have developed extensive ethnic marketing expertise and market to our customers using in-language media. We provide in-language customer service 24 hours a day, seven days a week through our call centers located in Maryland, Guam and France.

    We own and operate 8 carrier class switches and 20 Internet Protocol ("IP") gateways. Our facilities span 35 countries, including major switching centers in New York, Los Angeles, Miami, Paris, London, Dusseldorf and Guam. We operate 20 points-of-presence (primary installations of scalable telecommunications equipment, commonly known as POPs) in North America and Western Europe. We own capacity on 13 undersea fiber optic cables systems linking North America with Europe, the Pacific Rim and Asia, as well as fiber optic capacity linking the East and West Coasts of the United States. To facilitate the termination of calls overseas, we are a party to interconnection agreements with 50 incumbent local carriers in foreign countries, commonly known as PTTs, and other competitive carriers covering 44 countries, primarily in the emerging economies.

GLOBAL NETWORK

    We are building a state-of-the-art network using a combination of IP, Asynchronous Transfer Mode ("ATM") and circuit-switched technologies with an emphasis on connectivity from points originating in North America and Western Europe and terminating in the emerging economies. Once completed, this network will allow us to integrate voice, Internet and video services on a seamless system using ATM/IP technology.

    To date, we have installed 20 IP telephony gateways with access to 17 countries, including Russia, Poland, Paraguay and Hong Kong. By utilizing ATM/IP technology, we are able to provide high-quality connectivity into the emerging economies and to exchange IP traffic with carriers worldwide. Our global IP network is a strategic component of our network strategy to offer a broad range of services globally to our ethnic customer base. We recently completed testing our IP gateways and plan to begin on-line deployment of a global IP telephony clearinghouse beginning early in the year 2000.

    We are expanding our services aimed at ethnic communities to include dial-up Internet access (also known as ISP service) and ethnic interactive portals, known as virtual communities, which offer in-language content, universal messaging, e-commerce and other value-added services.

INTERNET SERVICE

    In the two years since we became publicly-held, we have transitioned from a dial-around (10-10-719) inter-exchange or long distance company to a global facilities-based communications company offering a bundled suite of services to our customers, including domestic and international long distance and prepaid calling cards. We are adding dial-up Internet access service to augment our bundled suite of services. The bundle will be offered to residential customers through a tiered pricing structure. We will derive additional revenue from this bundled service by using the dial-up Internet offering as a tool to convert high volume dial around customers to Dial 1, thereby capturing domestic long distance calls at no incremental acquisition cost. Additionally, we expect to experience lower turnover among bundled customers, in effect lengthening the period which the customer stays with us. We also expect greater EBITDA contribution (earnings before interest, taxes, depreciation and amortization, a useful measure in assessing a company's ability to incur and service indebtedness) from each bundled customer on a long-term basis.

    We believe that we are well positioned to offer dial-up Internet services for several reasons. First, our existing customer base exhibits a very high personal computer penetration rate and high interest in a Startec-provided language-flexible Internet service. As of September 1999, our active customer base surpassed 250,000 during the third quarter. An additional 250,000 inactive customers have used us over the past two years. Information necessary to target our current and former customers is resident in our database for direct mail campaigns and other marketing purposes. In addition, we believe that the cost of acquiring bundled ISP customers will be lower than the acquisition cost experienced in the industry today by harvesting our existing customer base and targeting former customers for sign-up. Finally, we have an in-language customer service infrastructure in place in Maryland, Guam and France which can be leveraged to provide ISP customer support. We plan to continue to add to our service offerings by expanding into broadband Internet access, such as Digital Subscriber Line (DSL), in the near future.

    Market Opportunity. Through our Internet initiatives, we believe that we can capitalize on several emerging growth opportunities through the following service offerings:

        VOICE OVER IP ("VOIP"): According to International Data Corp. (IDC), global revenue generated utilizing VoIP technology is expected to reach $1.89 billion in 1999. By 2002, this amount is projected to grow to $24.2 billion due to expected improvements in voice quality, reaching the toll-quality standards of circuit-switched transmissions.

        E-COMMERCE: According to IDC, worldwide e-commerce in 1998, totaled approximately $50 billion. This amount is expected to increase to $1.317 trillion in 2003. Moreover, a higher proportion of this growth is expected to come from outside of the United States. In 1998, e-commerce revenue generated in the U.S. accounted for approximately 62% of worldwide e-commerce revenue. That percentage is expected to decline to 50% of the worldwide total in 2003.

        VIRTUAL COMMUNITIES: According to The Industry Standard, there were 33 million Internet users outside of North America and Western Europe in 1998. This number is predicted to grow twelve-fold to 412 million by the year 2005. The market for language-specific virtual communities is expected to exceed that of North America and Western Europe combined.

ETHNIC ONLINE COMMUNITIES

    Our virtual community Web sites will be accessible at www.estart.com. Under the brand name "eStart," we plan to introduce a collection of dynamic ethnic virtual communities, each encompassing a specific culture that may be comprised of one or more nation-states. With the introduction of the Arab virtual community in October 1999, we launched the first of nine planned virtual communities. These virtual communities will feature culture-specific content, interactive applications (such as on-line forums on family, religious and political issues), communication tools and e-commerce opportunities. During 2000, we expect to launch additional virtual communities targeting the Turkish, Indian, Chinese, Russian, Polish, Israeli, Iranian and Latin American communities.

    With 10 years of ethnic marketing experience, we plan to leverage our ethnic marketing skills, customer knowledge and international network of agents and media partners to create a series of ethnic virtual communities with in-depth, local content. Our existing customer base of Arabs in North America and Western Europe enables Startec to promote the Arab virtual community to a receptive/pre-disposed audience.

    The Arab virtual community currently features culture-specific content, including a variety of religious, political and economic issues, news and weather, and features on Arab musicians and entertainers. In addition, eStart will enable online advertisers and merchants to target the Arab community, which has a high percentage of computer ownership and is rapidly increasing its use of the Internet. In the near future, eStart will feature an ethnic bazaar, in-language content and search functions, free email, instant messaging and bulletin boards, as well as broadband applications. As additional virtual communities are launched, advertisers and merchants will have an opportunity to reach an even greater online audience.

STOCK ISSUANCE

    On December 23, 1999, we completed the sale of 1,875,000 shares of our common stock at a purchase price of $16.50 per share, in a private transaction pursuant to Section 4(2) and Regulation D of the Securities Act of 1933.

                                  RISK FACTORS

    You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common stock. Some of the following risks relate principally to our business in general and in the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

OUR INTERNET SERVICES ARE A NEW BUSINESS WITH NO OPERATING HISTORY.

    Our virtual communities will be targeted to ethnic groups located in North America, Asia, Europe and Latin America. We have only recently begun to promote the eStart brand, and cannot give assurances that the targeted ethnic populations will accept our products and services or that we will attract sufficient numbers of repeat users to our virtual community portals to generate any material revenues from the sale of advertising or from electronic commerce through the sites. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and the size of the market that we have targeted. If the market develops more slowly than expected or becomes saturated with competitors, or if our products and services are not accepted by the market, our business could be materially and adversely affected.

    We believe that establishing and maintaining the eStart brand is of critical importance to our efforts to attract and expand our audience. We also believe that brand recognition will become more important due to the increasing number of Internet sites. Promotion and enhancement of our virtual community portals will depend largely on our success in providing high quality products and services and content that is of interest to the worldwide emerging economies. We cannot assure that success. Even if our desired results are achieved, it is likely that we will expend significant additional amounts in further developing and maintaining brand loyalty.

CONTENTS OF THE VIRTUAL COMMUNITIES MAY CONTAIN ERRORS.

    Because materials may be downloaded by the services that we operate or facilitate and the materials may subsequently be distributed to others, we could face claims for errors, defamation, negligence, or copyright or trademark infringement based on the nature and content of such materials. We also could be exposed to liability because of the listings that we select and make available through our virtual communities, or through content and materials posted by users in chat rooms and message board services that we provide. Even to the extent that claims made against us do not result in liability, we may incur substantial costs in investigating and defending such claims.

WE RELY ON THIRD PARTIES FOR PROVISION OF TECHNOLOGY, INFRASTRUCTURE AND
  CONTENT.

    Our business depends upon third parties, including providers of technology, infrastructure, content and features. Termination of our relationships with any significant third party provider or failure to renew any material agreement upon expiration could result in substantial additional costs to us in developing or replacing technology. We also rely upon certain third parties for our Internet and e-mail connections. Any interruption in the Internet access provided by such third parties or any other provider of access could have a material and adverse effect on our business.

    We license content, including technology and related databases, from third parties for portions of our virtual communities, including news from Agence-France Press, entertainment from Sony Music's Globetrotter label, weather from Accuweather and chat services from iChat. Any errors, delays or failures experienced in connection with these third party technologies and services could have a negative effect on our relationship with users of the virtual communities, could materially and adversely effect the eStart brand and our business and could subject us to liability to third parties for business negligence such as defamation or libel.

THE COMPETITION FOR INTERNET SERVICES IS INTENSE.

    We face a high level of competition in the Internet services industry. The market for Internet connectivity and related services is extremely intense and competitive. We expect that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet market has attracted many new start-ups, as well as established businesses from different industries. Some of these competitors have longer operating histories, significantly greater market presence, brand recognition and financial, technical and personnel resources than we do. There is no assurance that we will be able to establish and expand our Internet business.

WE HAVE SUBSTANTIAL INDEBTEDNESS WHICH COULD HINDER OR PREVENT IMPLEMENTATION OF
  OUR BUSINESS STRATEGY

    We have substantial indebtedness as a result of our offering of $160 million of senior notes in May 1998, a $35 million vendor financing agreement in December 1998, a $30 million credit facility in June 1999, and approximately $25 million in additional vendor financing agreements completed during 1999. We anticipate that we may incur substantial additional indebtedness in the future. Our high indebtedness level may constrain our business plans in several ways including the following:

    - we must dedicate a substantial portion of our cash flow from operations, if any, to the payment of principal and interest on our indebtedness and other obligations and it may not be available for use in our business;

    - we may have limited ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements and other purposes;

    - we may have less flexibility in planning for, or reacting to, changes in our business;

    - we may become more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

    - we may be more vulnerable in the event of a downturn in our business.

    If we fail to comply with the various covenants under our debt agreements, we would be in default under those agreements. Any such default could have a material and adverse effect on our business.

AS A HOLDING COMPANY, WE HAVE LIMITED FUNDING RESOURCES TO SERVICE OUR DEBT.

    Because we are a holding company, our principal asset is the outstanding capital stock of our operating subsidiaries. We derive our funds from dividends from our subsidiaries, intercompany loans and other permitted payments from our direct and indirect subsidiaries, as well as our own credit arrangements, if any. However, our operating subsidiaries are legally distinct, and have no obligation, contingent or otherwise, to pay amounts due under our indebtedness or to make funds available for such payments. In addition, the ability of our operating subsidiaries to pay dividends, repay intercompany loans or make other distributions to us may be restricted by, among other things, their availability of funds, the terms of such subsidiaries' indebtedness, as well as statutory and other legal restrictions. If our subsidiaries fail to pay any dividends, repay intercompany loans or make any other similar distributions, we would be restricted in our ability to pay our indebtedness and our ability to utilize cash flow from one subsidiary to cover shortfalls in working capital at another subsidiary, and we could experience a material and adverse effect upon our business. As a holding company we will conduct our business through our subsidiaries and, accordingly, claims of creditors of our subsidiaries will generally have priority (a senior claim) on the assets of such subsidiaries over our claims and those of the holders of our indebtedness. As a result, our indebtedness is subordinate in right of repayment to all then existing and future indebtedness and other liabilities and commitments of our subsidiaries, including their trade payables. In addition, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the consequent rights of certain of our creditors to participate in those assets) are effectively subordinate to the claims of the subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor. In that case, however, our claims still would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior in right of payment to that which we hold.

WE HAVE HAD A HISTORY OF LOSSES, WE EXPECT TO INCUR LOSSES IN THE FUTURE, AND WE
  ARE UNCERTAIN OF FUTURE OPERATING RESULTS.

    Although we have experienced significant revenue growth in recent years, we expect to generate negative EBITDA and significant operating losses and net losses on an annual basis for the next several years. This will occur as we incur additional costs associated with the development and expansion of our marketing programs and entry into new markets, the introduction of new telecommunications and Internet services, and as a result of the interest expense associated with our financing activities. Furthermore, we expect that our operations in new target markets will experience negative cash flows until we can establish an adequate customer base and derive related revenues. We cannot assure you that our revenue will continue to grow or be sustained in future periods or that we will be able to achieve and sustain profitability or positive cash flow from operating activities in any future period. We intend to fund our operational and capital requirements until early 2001 using cash on hand and our available credit facilities. There can be no assurance, however, that we will not need additional external financing sooner than currently anticipated, or that such financing would be available on terms management finds acceptable or at all. In the event that we are unable to obtain such additional financing, we will be required to reduce the scope of our expansion plans.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

    We may need significant investment to implement our strategic plan, including development and expansion of our network facilities and our marketing programs, and funding of expected operating losses and working capital needs. While we believe that we will have sufficient capital to fund currently planned capital expenditures and anticipated operating losses until early 2001, we can offer you no assurance that we will not need additional financing sooner than we currently anticipate. Our need for additional financing will depend on a variety of factors, including:

    - the rate and extent of our expansion in existing and new markets;

    - the cost of investment in additional switching and transmission facilities and ownership rights in fiber optic cable;

    - the costs to support the introduction of additional or enhanced services;

    - increased sales and marketing expenses;

    - unanticipated working capital needs;

    - unanticipated business opportunities, including acquisitions, investments or strategic alliances;

    - increased costs due to changes in competitive conditions; and

    - increased costs in response to regulatory or other government actions.

    We may seek to raise additional capital from public and/or private equity and/or debt sources to fund the shortfall in our cash resources expected to occur at the end of the first quarter of 2001. We cannot assure you, however, that we will be able to obtain additional financing, or, if obtained, that we will be able to do so on a timely basis or on terms favorable to us. If we are able to raise additional funds through the incurrence of debt, we would likely become subject to additional restrictive financial covenants. If we cannot obtain such additional capital or cannot obtain such additional capital on acceptable terms, we may be required to reduce the scope of our expansion. Any of these measures could materially and adversely effect our business and our ability to compete effectively in the future and our ability to meet our debt service obligations. You should be aware that, although we intend to implement the capital spending plan described in this prospectus, we may conclude that certain unanticipated business opportunities are more favorable to our long-term prospects than those in our current capital spending plan and revise our plan accordingly.

WE EXPERIENCE INTENSE COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY.

    The international telecommunications industry is intensely competitive and subject to constant innovation due to changes in regulation and advances in technology. Our success depends on our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets, including:

    - dominant, often government owned or partially controlled, PTTs in many of the countries in which we operate or plan to operate;

    - large, facilities-based, multinational carriers such as AT&T, Sprint and MCI WorldCom;

    - smaller facilities-based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation;

    - switch-based resellers of international long distance services; and

    - global alliances among some of the world's largest telecommunications carriers, such as Global One and Concert, which consist of Sprint, Deutsche Telekom, France Telecom and AT&T and British Telecom, respectively. Like other international telecommunications providers, we compete for residential customers on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services, and compete for carrier customers primarily on the basis of price and network quality.

    Residential customers frequently change long distance providers in response to competitors' offerings of lower rates or promotional incentives. Because we are also a dial-around provider, our customers can switch carriers at any time without charge. The availability of dial-around long distance services has made it possible for residential customers to use the services of a variety of competing long distance providers without the necessity of switching carriers. Our carrier customers, in general, also use the services of a number of international long distance telecommunications providers and are especially price sensitive. Many of our competitors enjoy economies of scale that can result in a lower cost structure for their termination and network costs, which could cause significant pricing pressures within the international communications industry.

    Several long distance carriers in the United States have introduced pricing strategies that provide for fixed, low rates for both international and domestic calls originating in the United States. Such strategies, if widely adopted, could have a material and adverse effect on our business if increases in telecommunications usage do not result or are insufficient to offset the effects of such price decreases. In recent years, intensified competition has caused a sustained decrease in prices for international long distance services. We expect prices to continue to decrease in most of the markets in which we currently compete or into which we may enter in the future. We cannot assure you that our reductions in prices will be more than offset by our costs of providing such services. We expect that competition will continue to intensify as the number of new entrants increases as a result of the competitive opportunities created in the United States by the Telecommunications Act of 1996, implementation by the FCC of the commitment of the United States to the World Trade Organization's efforts to liberalize telecommunications regulations, and changes in legislation and regulation in various foreign markets. Therefore, we cannot assure you that we will be able to compete successfully in the future.

    The telecommunications industry currently also is experiencing change as a result of rapid technological evolution, marked by the introduction of new products and services and increased satellite and undersea cable transmission capacity for services similar to those we provide. Such technologies include satellite-based systems, such as those proposed by Globalstar, L.P., utilization of the Internet for international voice and data communications, and digital wireless communication systems such as personal communications systems. We cannot predict which of many possible future product and service offerings will be important to maintain our competitive position or what expenditures will be required to develop and provide such products and services.

OUR EXPANSION WILL EXPOSE US TO CERTAIN RISKS OF THE INTERNATIONAL
  TELECOMMUNICATIONS BUSINESS AND DOING BUSINESS IN EMERGING MARKETS.

    To date, we have generated substantially all of our revenues from international long distance calls originating in the United States. As part of our expansion strategy, we have commenced operations in a number of foreign countries, which will expose us to the risks inherent in doing business on an international level and which could materially adversely impact our current and planned operations. These risks include:

    - unexpected changes in regulatory requirements or administrative practices;

    - value added taxes, tariffs, customs, duties and other trade barriers;

    - difficulties in staffing and managing foreign operations;

    - problems in collecting accounts receivable;

    - risks due to political uncertainties;

    - fluctuations in currency exchange rates;

    - foreign exchange controls which restrict or prohibit repatriation of funds;

    - technology export and import restrictions or prohibitions;

    - delays from customs brokers or government agencies;

    - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and

    - potential adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

    Moreover, the international telecommunications industry is changing rapidly due to deregulation, technological improvements, expansion of telecommunications infrastructure and globalization of the world's economies. We cannot assure you that one or more of these factors will not vary in a manner that could have a material and adverse effect on our business.

SUBSTANTIAL FOREIGN GOVERNMENT CONTROL OF NATIONAL TELECOMMUNICATIONS BUSINESS.

    As a key component of our business strategy, we plan to continue to expand into additional international markets, including markets in which we have limited or no operating experience. We intend to pursue arrangements with foreign correspondents to gain access to and terminate our traffic in those markets. In many of these markets, the government may control access to the local networks and otherwise exert substantial influence over the telecommunications market, either directly or through ownership or control of dominant carriers or PTTs. In addition, in many international markets, the PTTs control access to the local networks, enjoy better brand name recognition and customer loyalty and possess significant operational economies, including a larger backbone network and operating agreements with other PTTs. Pursuit of international growth opportunities may require significant investments for extended periods of time before we realize returns, if any, on investments.

DIFFICULTY IN OBTAINING FOREIGN LICENSING.

    We may be required to commit significant financial resources to obtain licenses in targeted countries. Such investments may not yield positive net returns in these markets for extended periods of time, if ever. Further, we cannot be sure that we will be able to obtain all or any of the permits and licenses required for us to operate, obtain access on a timely basis (or at all) to local transmission facilities or sell and deliver competitive services in these markets.

WE ENCOUNTER RISKS DUE TO OUR DEPENDENCE ON FOREIGN PARTNERS.

    Incumbent U.S. carriers serving international markets may have better brand recognition and customer loyalty, and significant operational advantages over us. We have limited recourse if our foreign partners fail to perform under their arrangements with us, or if foreign governments, PTTs or other carriers take actions that adversely affect our ability to gain entry into their markets. We are also subject to the Foreign Corrupt Practices Act, which generally prohibits United States companies and their intermediaries from bribing foreign officials for the purpose of obtaining or maintaining business. Although our policy prohibits such actions, we may be exposed to liability under the Foreign Corrupt Practices Act as a result of past or future actions taken without our knowledge by agents, strategic partners or other intermediaries.

WE ARE SUBJECT TO SUBSTANTIAL AND CHANGING GOVERNMENT REGULATION.

    As a multinational telecommunications company, we are subject to varying regulation in each jurisdiction in which we provide services. We may be affected indirectly by the laws of other jurisdictions applicable to foreign carriers with which we do business. In general, the United States FCC and the state public service commissions (PSCs) throughout the United States have the authority to condition, modify, cancel, terminate or revoke our operating authority for failure to comply with federal or state law and to impose fines or other penalties for such violations. Because regulatory frameworks in many foreign countries are relatively new, we cannot adequately assess the potential for enforcement action in such countries. Any regulatory enforcement action by United States, state or federal or foreign authorities could have a material and adverse effect on our business.

    In providing services in the United States, we are subject to the Communications Act of 1934, as amended by, among others, the Telecommunications Act of 1996 and FCC regulations, as well as applicable laws and regulations of the various states. If we fail to maintain proper federal and state certification or tariffs, or have any difficulties or delays in obtaining required certifications, our business, financial condition and results of operations could be materially and adversely effected. Moreover, our ability to compete with other service providers, continue providing the same services, or introduce new services may be affected by changes in regulatory requirements. We cannot predict the impact on our operations of any such changes in applicable regulatory requirements.

    The FCC and certain PSCs require telecommunications carriers to obtain prior approval to provide certain telecommunications services, assign or transfer control of licenses, reorganize corporate structure, acquire operations, and assign assets. In addition, to issue securities in six states in which we are certificated, we must notify, or obtain prior approval from, the state regulators. These requirements may delay or deter, or prevent a change in control of our company due to, our issuance of our securities. Moreover, in general, state regulatory authorities can condition modify, cancel, terminate or revoke certificates of authority for failure to comply with state law and/or the rules, regulations, and policies of a PSC.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

    Our recent growth and expansion and our strategy to continue such growth and expansion has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources and systems and controls. To manage our growth effectively, we must continue to expand our network and infrastructure, enhance our management, expend financial and information systems, attract additional managerial, technical and customer service personnel, and train and manage our personnel base. If we do not forecast our traffic accurately, however, we may suffer insufficient or excessive transmission facilities and disproportionately high fixed expenses. In addition, as we increase our service offerings and expand our target markets in the United States and overseas, our customer service, marketing and administrative resources will encounter additional demands. Our failure to successfully manage our expansion could materially and adversely effect our business.

WE ARE EXPOSED TO CERTAIN RISKS ASSOCIATED WITH EXPANSION AND OPERATION OF OUR
  NETWORK.

    We depend largely upon our ability to operate, expand, manage and maintain our network to deliver high quality, uninterrupted telecommunications services. In particular, our ability to increase revenues depends on our ability to expand the capacity of, and eliminate bottlenecks that develop from time to time on, our network. If our network or other systems or hardware causes interruptions in our operations we could experience material and adverse effects on our business, including adverse effects on our customer relationships. Our operations depend on our ability to successfully integrate new technologies and equipment into the network. As we increase our traffic, build-out our network, and integrate new technologies and equipment into our network, we will place additional strains on our systems and we cannot assure you that we will not experience system failures. In addition, while we perform the majority of the maintenance of our owned transmission facilities, we depend on services provided by switch manufacturer Nortel under a service and support contract to resolve problems with our key New York City-based switch that we are unable to correct. We also depend on third parties to maintain facilities that we lease and fiberoptic cable lines which we have a use arrangement. Frequent, significant or prolonged system failures, or difficulties experienced by customers in accessing or maintaining connection with our network could substantially damage our reputation, result in customer attrition and have a material and adverse effect on our business.

WE DEPEND ON KEY CARRIER CUSTOMERS.

    We depend on a few key carrier customers for a substantial percentage of our net revenue. Although the composition of our carrier customer base varies from period to period, during the quarter ended September 30, 1999, our five largest carrier customers accounted for approximately 34% of our net revenues. In addition, mergers and alliances in the telecommunications industry may reduce the number of customers that purchase or are available to purchase our wholesale international long distance services and, in general, our carrier customers may terminate our agreements and arrangements on short notice without penalty, and need not maintain their current levels of our services. A loss of a significant amount of carrier business from a key customer or an overall reduction in our number of customers could have a material and adverse effect on our business.

WE DEPEND ON THE AVAILABILITY OF TRANSMISSION FACILITIES.

    Historically, we have carried and terminated substantially all of our customers' telephone calls through transmission lines of facilities-based long distance carriers, which provide us transmission capacity through a variety of lease and resale arrangements (off-net). Our future profitability depends in part on our ability to use transmission facilities cost-effectively. Currently, however, because the prices we are charged in our transmission line agreements for leasing and resale vary with our use and other factors, we are exposed to unanticipated price increases and service cancellations by the carriers. Therefore, our ability to maintain and expand our business is dependent, in part, upon our ability to maintain satisfactory relationships with these carriers, many of which are, or may in the future become, competitors. Although we believe that our relationships with these carriers generally are satisfactory, if we fail to maintain satisfactory relationships with one or more of these carriers, we could experience a material and adverse effect on our business.

    As our traffic volume increases in particular international markets, we intend to reduce our use of such variable usage leasing arrangements, and enter into fixed, non-cancelable leasing arrangements on a longer-term basis and/or construct or acquire additional transmission facilities of our own. However, if we enter into such fixed arrangements and/or increase our owned transmission facilities and we incorrectly project traffic volume in particular markets, we would experience higher fixed costs without any corresponding increase in revenue. We have certain access rights in and to, a number of undersea fiber optic cable systems. As a key element in our business strategy, we intend to acquire additional access rights to undersea fiber optic cable transmission lines through partial ownership or through lease and other access arrangements on negotiated terms that may vary with industry and market conditions. We offer no assurance that we can secure under sea fiber optic cable transmission lines to meet our current and/or projected International traffic volume, that we can secure such lines on satisfactory terms, or that we may not over or under invest in such lines due to inaccurate traffic forecasts.

WE DEPEND ON FOREIGN CALL TERMINATION ARRANGEMENTS.

    We currently offer U.S.-originated international long distance service globally through a network of operating agreements, resale arrangements, transit and refile agreements (whereby we use an intermediate country to carry our calls to the destination in a third country) or without the knowledge (refiling) of the operator in the destination country, and various other foreign termination arrangements. These agreements permit us to carry and terminate using the lowest cost route. As an essential component of our business strategy, we intend to develop our ability to similarly terminate traffic cost-effectively in our targeted markets through: operating agreements with PTTs in countries that have yet to become deregulated so we will be able to terminate traffic in, and receive return traffic from those countries; operating agreements with PTTs and emerging carriers in foreign countries whose telecommunications markets have been deregulated so we will be able to terminate traffic in those countries; and interconnection agreements with PTTs in each of the countries in which we have operating facilities so we will be able to terminate traffic in each such country.

    Although our operating agreements and termination arrangements are sufficient for our current business and traffic levels, we offer no assurance that we will be able to negotiate additional operating agreements or termination arrangements or maintain such existing or additional agreements or arrangements in the future. Cancellation of certain operating agreements or other termination arrangements could have a material and adverse effect on our business. In addition, the failure to enter into additional operating agreements or termination arrangements could limit our ability to increase our services to our current target markets, gain entry into new markets, or otherwise increase our revenues and control our costs.

WE PLACE GREAT DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS.

    We depend on our ability to record and process significant amounts of data quickly and accurately to route our calls efficiently and cost-effectively, to bill for the services we provide to customers, to ensure that we are properly charged by vendors for services we use, to effectively monitor settlements for service, to achieve operating efficiencies and to otherwise manage our growth. Difficulties or delays in the acquisition, implementation, integration and ongoing use of any additional management information systems resources may disrupt our operations and materially and adversely affect our business, and operations.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 PROBLEMS.

    Many of the world's computer systems (including those in non-information technology equipment and systems) currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the United States and internationally (commonly referred to as the "Y2K" issue). In the fourth quarter of 1997, we formed a Y2K compliance team to determine the extent to which we are affected by the Y2K issue and to formulate a Y2K compliance plan. Since then, we have been reviewing our embedded technology and infrastructure equipment, as well as non-embedded technology equipment to identify those that contain two-digit year codes. We have taken all commercially reasonable steps or actions necessary to upgrade our material infrastructure and corporate facilities in order to achieve Y2K compliance. In addition, we are working actively with our suppliers, vendors and customers to assess their compliance and remediation efforts and our exposure to Y2K problems that may be caused by the failure of such suppliers, vendors and customers to become Y2K compliant in a timely manner.

    We are focusing on three major areas of concern for the Y2K issue: embedded technology and infrastructure equipment, non-embedded technology equipment and third party suppliers compliance. The embedded technology and infrastructure equipment area of concern consists primarily of switches, POPs, fiber optic cables and various platforms. Much of this equipment was purchased from third party vendors and was certified by the vendors to be Y2K compliant. Furthermore, we require suppliers to warrant that products sold or licensed to us are Y2K compliant. We cannot offer you assurance of the accuracy or completeness of any such representations made to us.

    Non-embedded technology systems include predominately applications and interfacing software used for our monitoring and managing the customer call center and the customer care database, and network support. Much of this equipment previously has been upgraded to be Y2K compliant through software upgrades and the purchase of new systems. We currently communicate with our critical suppliers, vendors and customers about their plans and progress in addressing the Y2K issue and have completed detailed evaluations of the most critical third parties.

    Many of the residential and commercial markets include areas of emerging economies in which the Y2K compliance issue does not appear to be a priority. In particular, we are aware that certain foreign carriers with which we have relationships have not yet been able to certify Y2K compliance, and although they are addressing the Y2K issue, we cannot assure you that these carriers will be Y2K compliant by the end of 1999. While we plan to monitor progress made in these areas to mitigate any future exposure, we have limited, if any, control over the progress made by third parties, and therefore, we are unable to predict the potential effect on our operations if third parties in these foreign markets fail to adequately address the Y2K issue. As we continue to acquire new companies, we have implemented and will continue to implement our comprehensive Y2K assessment and remediation plan.

    While all companies we have acquired to date are on schedule to be Y2K compliant by December, 1999, we cannot assure you that all previously acquired companies will be Y2K compliant by January 1, 2000. We face many risks associated with the Y2K issue, including the possibility of a failure of our routing and compression equipment, computer, and non-information technology systems. Such failures could have a material and adverse effect upon our operations and may cause systems malfunctions, incorrect or incomplete transaction processing, inability to reconcile accounting books and records, inability to manage our business and consequent customer loss and litigation. In addition, even if we successfully become Y2K compliant, the failure of third parties with which we have financial or operational relationships, such as

LECs, carriers, cable suppliers, billing agents, satellite facilities, equipment suppliers, financial institutions, payroll contractors, regulatory agencies and utility companies, to become Y2K compliant in a timely manner could materially adversely affect our results of operations. We are developing contingency plans for our key technology systems. We cannot assure you, however, that these contingency plans successfully will avoid a service disruption. Total costs incurred as of September 30, 1999 specifically associated with becoming Y2K compliant have been approximately $550,000. No further material costs are expected to be incurred to become Y2K compliant. These costs will be included in the Y2K compliance costs once the specific Y2K components can be identified and allocated. Costs associated with the identification and testing of third party compliance will also be included once such costs can be identified.

WE DEPEND ON KEY AND SCARCE EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED
  PERSONNEL.

    To a significant degree, our success depends upon the continued contributions of our management team including, in particular, Ram Mukunda, our Chairman, President, Chief Executive Officer and Treasurer, and Prabhav V. Maniyar, our Senior Vice President, Chief Financial Officer and Secretary. Though we have employment agreements with Messrs. Mukunda and Maniyar and maintain "key man" life insurance on Mr. Mukunda, loss of one or both of their services could have a material and adverse effect on our business. Our success also depends on the continued contributions of our current personnel and on our ability to attract and retain additional qualified management and technical, marketing and customer service personnel. Competition for qualified personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the industry who may be available to us. We often undertake a lengthy process in locating personnel with the combination of skills and attributes required to implement our strategies, and we can offer you no assurance that we will be successful in attracting and retaining such personnel, especially management personnel and personnel for foreign offices. The loss of the services of key personnel, or our inability to attract additional qualified personnel, could have a material and adverse effect on our operations and our ability to implement our business strategies.

CONTROL BY CURRENT STOCKHOLDERS.

    As of September 30, 1999, our executive officers and directors beneficially owned approximately 3,755,291 shares of our common stock representing approximately 39.78% of the outstanding shares of our common stock. Of these amounts, Mr. Mukunda beneficially owns approximately 3,578,675 shares. Our executive officers and directors as a group, or Mr. Mukunda, acting individually, will be able to exercise significant influence over such matters as the election of our directors and other fundamental corporate transactions such as mergers, asset sales and the sale of our company.

                            THE SELLING SHAREHOLDERS


    The following table sets forth information regarding the beneficial ownership of our common stock held by the selling shareholders as of December 23, 1999, the number of shares being registered to permit sales from time to time by such selling shareholders and the total beneficial ownership of shares of our common stock if all shares so registered should be sold by the selling shareholders. Beneficial ownership is determined by the rules of the SEC and includes voting or investment power of the shares beneficially owned. All shares are beneficially owned, and sole voting and investment power is held by the person named, unless otherwise noted. This information assumes the sale of all shares listed under "Number of Shares of Common Stock to be Offered." It also assumes that none of the selling shareholders will sell securities which are beneficially owned by them and are not listed in such column or purchase or otherwise acquire additional shares of our common stock or securities convertible into or exchangeable for our common stock.


                                                             COMMON STOCK TO
                                                             BE OWNED AFTER
                               COMMON STOCK                   THE OFFERING
                              OWNED PRIOR TO    SHARES TO      NUMBER AND
     NAME AND POSITION         THE OFFERING    BE SOLD (1)     PERCENT (2)
     -----------------        --------------   -----------   ---------------
AKKAD (Nominee Name for
  Acorn Investment Trust,
  Series Designated Acorn
  Fund).....................      230,400         32,000         198,400(1.7%)
Apogee Fund, L.P............                      75,000               0
Argosy Technology Partners,
  L.P.......................                      40,000               0
Bear Stearns Security Corp.
  Cust. for Gerald P.
  Gaines, IRA Rollover......                       2,000               0
Bear Stearns Security Corp.
  Cust. for David S. Callan,
  IRA.......................                       1,000               0
Joseph O. Bound.............                       3,000               0
Capstone Equities L.P.......       52,500          7,500          45,000
Kien H. Chen and Yung San
  Chen......................        8,500          5,000           3,500
Circle T. Partners, L.P.....                      40,000               0
John M. Cooney..............        3,000          2,000           1,000
EDJ Limited.................                      20,000               0
James J. Feeney.............                       4,000               0
Frorer Partners, L.P........                      50,000               0
Georgetown University (James
  R. Schlesinger Fund)......                      25,000               0
Geary Partners..............                      25,000               0
JMG Triton Offshore Fund,
  Ltd.......................       30,000         25,000           5,000
Patrick Grande..............                       2,000               0
Gruber & McBaine
  International.............       23,400         10,000          13,400
Jon D. Gruber...............       15,500         10,000           5,500
John J. Allen, Jr...........                       2,000               0
Michael J. Kuntz............        3,000          2,000           1,000
Lagunitas Partners, L.P.....       51,000         20,000          31,000
Lancaster Investment
  Partners, L.P.............                     105,000               0
Mary M. Losty...............                      12,500               0
Losty Capital Management....                      62,500               0
Stephen J. Massocca.........                      25,000               0
Ehud Nahum..................                       4,500               0

                                                             COMMON STOCK TO
                                                             BE OWNED AFTER
                               COMMON STOCK                   THE OFFERING
                              OWNED PRIOR TO    SHARES TO      NUMBER AND
     NAME AND POSITION         THE OFFERING    BE SOLD (1)     PERCENT (2)
     -----------------        --------------   -----------   ---------------
Avi Nechemia and Dana
  Nechemia..................                       4,500               0
Societe Generale............       25,000          5,000          20,000
Oppenheimer Enterprise
  Fund......................                     187,500               0
The Paisley Fund, L.P.......                      20,000               0
The Paisley Pacific Fund....                      40,000               0
Pequot Scout Fund, L.P......                     175,000               0
Polar Capital L.P...........                      37,000               0
Leonid Polishuk.............        6,500          4,000           2,500
Porter Partners, L.P........                      55,000               0
Presidio Partners...........                      50,000               0
RCW, Sr. Stock Account
  Partnership...............       27,000         13,000          14,000
RS Diversified Growth
  Fund......................                      40,000               0
RS MicroCap Growth Fund.....                      50,000               0
Sandler Associates..........                     100,000               0
Sandler Communications
  Offshore Fund, Inc........                      20,000               0
Janet M. Santkulis..........                       3,000               0
Keith A. Storti.............        3,000          2,000           1,000
TCMP(3).....................                      25,000               0
Edward O. Thorp.............       42,000         15,000          27,000
Jeffrey Thorp...............                      12,000               0
Turner Micro Cap Growth
  Fund......................                      50,000               0
Carroll A. Weinberg, M.D....        7,000          2,000           5,000
Oregon State Treasury.......      278,000         38,000         240,000(2.1%)
William C. Clement Trustee
  UTA dtd. 2/8/91...........                       3,000               0
Worthington Growth L.P......                      40,000               0

Alza Corporate Retirement
  Plan(3)...................                       6,000               0
Andrew Heiskell(3)..........                       5,000               0
Asphalt Green, Inc.(3)......                       2,000               0
Butler Family LLC(3)........                       3,000               0
City of Milford Pension and
  Retirement Fund(3)........                      27,000               0
City of Stamford Firemen's
  Pension Fund(3)...........                      13,000               0
Dean Witter Foundation(3)...                       8,000               0
Susan Uris Halpern(3).......                       6,000               0
HBL Charitable
  Unitrust(3)...............                       3,000               0
Helen Hunt(3)...............                       3,000               0
Lazar Foundation(3).........                       3,000               0
Peter Looram(3).............                       1,500               0
Domenic J. Mizio(3).........                       6,000               0
Morgan Trust of the Bahamas
  Ltd./as Trustee u/a/d
  11/30/93(3)...............                       7,000               0
Jeanne L. Morency(3)........                       2,000               0
Murray Capital LLC(3).......                       3,000               0
National Federation of
  Independent Business
  (NFIB)--Corporate
  Account(3)................                       6,000               0

                                                             COMMON STOCK TO
                                                             BE OWNED AFTER
                               COMMON STOCK                   THE OFFERING
                              OWNED PRIOR TO    SHARES TO      NUMBER AND
     NAME AND POSITION         THE OFFERING    BE SOLD (1)     PERCENT (2)
     -----------------        --------------   -----------   ---------------
NFIB Employee Pension
  Trust(3)..................                       9,000               0
Norwalk Employees' Pension
  Plan(3)...................                      14,000               0
Psychology Associates(3)....                       1,000               0
Public Employee Retirement
  System of Idaho(3)........                      70,000               0
Roanoke College(3)..........                       7,000               0
The Jenifer Altman
  Foundation(3).............                       7,000               0
Wells Family LLC(3).........                       9,000               0
William B. Lazar(3).........                       2,000               0
Harold & Grace Willens
  JTWROS(3).................                       3,000               0
Wolfson Investment Partners
  L.P.(3)...................                       6,000               0
Albert L. Zesiger(3)........                      10,000               0
Barrie R. Zesiger(3)........                       7,000               0

Alain Bigio.................                     169,629               0
Eric Saiz...................                     174,629               0
Yves Bigio..................                      40,742               0
First Union.................                     269,042               0
Judy Reed Smith.............                       3,000               0
Richard Prins(4)............                      33,000               0
Boenning & Scattergood......                      20,000               0
Charles Place...............                       9,000               0
E. Peter Malekian...........                       1,000               0
Mark Rust...................                       4,400               0
Steve Shea..................                      23,000               0
Ferris, Baker Watts.........                      39,600               0
Gregory Berlacher...........                       5,000               0
Robert Berlacher............                       5,000               0
Daniel Gardner..............                       5,000               0
Ronald Spengler.............                       5,000               0
Karen M. Dauphinee..........        2,500          2,500               0
Cohanzick Partners, LP......       20,000         20,000               0
Ashok Saxena................      188,094        188,094               0
Rageev Aggarwal.............        2,629          2,629               0
                                                 -------         -------

------------------------
(1) One or more supplements to this prospectus may be filed pursuant to Rule 424, or otherwise, under the Securities Act to describe any material arrangements for sale of the shares, if such arrangements are entered into by any selling shareholder.

(2) Represents less than 1% unless otherwise indicated.

(3) Shareholder purchased common stock being sold in this Offering through the Zesiger Capital Group, LLC.

(4) Member of our Board of Directors.


    The following table sets forth certain information as of the date hereof with respect to those selling shareholders holding warrants to purchase shares of our common stock and the shares of our common stock underlying the warrants. Because the selling shareholders may sell some or all of their warrants or the underlying warrant shares we cannot estimate the aggregate amount of warrants and/or the underlying warrant shares that may be owned by each selling shareholder in the future. The information included in the table was obtained from the Warrant Agent (as that term is used in the Warrant Agreement dated

May 21, 1998 between us and First Union National Bank.) This information may change from time to time, and, if required, such changes will be set forth in a supplement or supplements to this Prospectus.



    Unless otherwise set forth below, none of the selling shareholders has, or within the past three years has had, any position, office or material relationship with us or our predecessors.



                                                                    SECURITIES BENEFICIALLY OWNED
                                                                        PRIOR TO THE OFFERING
                                                                  ---------------------------------
                                                                  NUMBER OF          NUMBER OF
NAME                                                              WARRANTS       WARRANTS SHARES(1)
----                                                              ---------      ------------------
Bank of New York (The)......................................        21,850             27,343
Bankers Trust Company.......................................        32,330             40,458
Boston Safe Deposit and Trust Company.......................         1,250              1,564
Brown Brothers Harriman & Co................................        17,500             21,900
Chase Manhattan Bank........................................        12,835             16,062
Citibank, N.A...............................................         7,000              8,759
Donaldson, Lufkin and Jenrette Securities Corporation.......         5,900              7,383
First Union National Bank (Main)(2).........................           500                625
First Union National Bank(2)................................         1,300              1,626
Investors Bank & Trust/M.F. Custody.........................         3,400              4,254
Lehman Brothers, Inc........................................        14,630             18,308
Northern Trust Company (The)................................           310                387
Paine Webber Incorporated...................................           190                238
PNC Bank, National Association..............................           170                213
State Street Bank and Trust Company.........................        40,585             50,788
Swiss American Securities, Inc..............................            50                 62
U.S. Bank National Association..............................           200                250


------------------------


(1) Represents the number of whole shares of the Company's Common Stock which may be acquired upon the exercise of the Warrants assuming that all of the Warrants held by such beneficial owner are exercised. Each Warrant is exercisable for 1.25141 shares of Common Stock at an exercise price of $24.20 per share.



(2) Serves as Trustee under the Indenture between the Company and Trustee dated May 21, 1998 and as Warrant Agent under the Warrant Agreement between the Company and Warrant Agent dated May 21, 1998.


                              PLAN OF DISTRIBUTION

    We are registering the shares on behalf of the selling shareholders. Selling shareholders, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares received from a named selling shareholder as a gift, partnership, distribution or other non-sale related transfer after the date of this prospectus. The selling shareholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may offer their shares in various amounts and at various times in one or more of the following transactions:

    - in ordinary broker's transactions on the Nasdaq National Market or any national securities exchange on which our common stock may be listed at the time of sale;

    - in the over-the-counter market;

    - in privately negotiated transactions other than in the over-the-counter market;

    - in connection with short sales of other shares of our common stock in which the shares are redelivered to close out positioning;

    - by pledge to secure debts and other obligations;

    - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

    - pursuant to Rule 144; or

    - in a combination of any of the above transactions.

    The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

    The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents. This compensation may exceed customary commissions.

    The selling shareholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be "underwriters" within the meaning of the Securities Exchange Act, and their commissions or discounts and other compensation received in connection with such sales may be regarded as underwriters' compensation.

    The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement or post-effective amendment to the registration statement will be filed setting forth:

    - the name of the participating broker-dealer(s) or underwriters;

    - the number of shares involved;

    - the price or prices at which such shares were sold by the selling shareholders;

    - the commissions paid or discounts or concessions allowed by the selling shareholders to such broker-dealers or underwriters; and

    - other material information.

    We have agreed to pay all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling shareholders). Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders or other party selling such shares.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered will be passed upon for us by Piper Marbury Rudnick & Wolfe, LLP Washington, DC.

                                    EXPERTS

    The financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov". In addition, any of our SEC filings may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed with the SEC a registration statement on Form S-3 for the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, we have omitted certain information in the prospectus set forth or incorporated by reference in the registration statement and the exhibits and schedules to the registration statement. You may inspect and obtain the registration statement, including its exhibits and schedules incorporated by reference in the registration statement as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer to are not necessarily complete and in each instance we refer you to the copy of that document of the applicable document filed as an exhibit to the registration statement with the SEC.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.


        (b) Our Current Report on Form 8-K filed on December 30, 1999.



        (c) All other reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended December 31, 1998.



        (d) The description of our common stock which is contained in our registration statement on Form 8-A filed September 15, 1997, as amended on October 8, 1997.


    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                   Startec Global Communications Corporation
                             10411 Motor City Drive
                               Bethesda, MD 20817
                       Attention: Chief Financial Officer
                                 (301) 365-8959

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical information or statements of current condition. You may identify some forward-looking statements by the use of terms, such as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to our plans, objectives and expectations for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, we do not represent that we will achieve or we will realize our objectives or plans. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this prospectus as a result of certain factors including, but not limited to, dependence on operating agreements with foreign partners, significant foreign and U.S.-based customers and suppliers, availability of transmission facilities, U.S. and foreign regulations, international economic and political instability, dependence on effective billing and information systems, customer additions and attrition, significant industry competition and rapid technological change. These factors should not be considered exhaustive; we do not take any obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*


SEC Registration fee........................................  $ 10,432.56
Printing fees...............................................    25,000.00
Accounting fees and expenses................................    20,000.00
Legal fees and expenses.....................................    50,000.00
Miscellaneous...............................................            0
  Total.....................................................  $105,432.56


------------------------

* Estimated, except for SEC registration fee. No portion of these expenses will be borne by the selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

    Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

    The Registrant's Certificate of Incorporation provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. Pursuant to the respective registration rights agreements entered into with the Registrant, the selling stockholders have agreed to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act.

    The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

ITEM 16. EXHIBITS.


NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
        4.1*            Form of Registration Rights Agreement

        5.1*            Opinion of Piper Marbury Rudnick & Wolfe, LLP

       23.1*            Consent of Arthur Andersen LLP

       23.2*            Consent of Piper Marbury Rudnick & Wolfe, LLP (included in
                        Exhibit 5.1)

       24.1**           Power of Attorney (contained on signature page).


------------------------


 *  Filed herewith.



**  Previously filed.


ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; Provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d)of the Exchange Act that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

    (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on January 12, 2000.



                                                       STARTEC GLOBAL COMMUNICATIONS CORPORATION

                                                       By:            /s/ PRABHAV V. MANIYAR
                                                            -----------------------------------------
                                                                        Prabhav V. Maniyar
                                                                     CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURES                                                         TITLE                    DATE
----------                                                         -----                    ----
               /s/ PRABHAV V. MANIYAR
     -------------------------------------------       Chief Financial Officer        January 12, 2000
                 Prabhav V. Maniyar

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Ram Mukunda and Prabhav V. Maniyar and each of them, as his lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES                                                        TITLE                   DATE
----------                                                        -----                   ----
                                                       President, Chief Officer,    December 27, 1999
                   /s/ RAM MUKUNDA                       Treasurer And Director
     -------------------------------------------         (Principal Executive
                     Ram Mukunda                         Officer)

                                                       Senior Vice President,       December 27, 1999
               /s/ PRABHAV V. MANIYAR                    Chief Financial Officer,
     -------------------------------------------         Secretary and Director
                 Prabhav V. Maniyar                      (Principal Financial and
                                                         Accounting Officer)

                                                                                    December   , 1999
     -------------------------------------------       Director
                   Sudhakar Shenoy

                                                                                    December   , 1999
     -------------------------------------------       Director
                  Nazir G. Dossani

                /s/ RICHARD K. PRINS                                                December 27, 1999
     -------------------------------------------       Director
                  Richard K. Prins

                                 EXHIBIT INDEX


NUMBER                  DESCRIPTION                                                     PAGE
------                  ------------------------------------------------------------  --------
         4.1*           Form of Registration Rights Agreement

         5.1*           Opinion of Piper Marbury Rudnick & Wolfe, LLP

        23.1*           Consent of Arthur Andersen LLP

        23.2*           Consent of Piper Marbury Rudnick & Wolfe, LLP (included in
                        Exhibit 5.1)

        24.1**          Power of Attorney (contained on signature page).


------------------------


 *  Filed herewith.



**  Previously filed.